UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                      SCHEDULE TO

               Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                        of the Securities Exchange Act of 1934

                                    (Amendment No. 2)

                                   IMPROVENET, INC.
                          (Name of subject company (issuer))

                                   IMPROVENET, INC.
                      (Name of person filing statement (offeror))

                       Common Stock, Par Value $0.001 Per Share
                            (Title of class of securities)

                                       45321E106
                         (CUSIP number of class of securities)

                                      Brian Evans
                                       Secretary
                                   ImproveNet, Inc.
                                  1286 Oddstad Drive
                              Redwood City, CA 94063-2469
                                    (650) 839-8752
               (name, address and telephone number of person authorized
          to receive notices and communications on behalf of filing persons)

                                    With a Copy to:

                               Charles S. Kaufman, Esq.
                        Sheppard, Mullin, Richter & Hampton LLP
                                 333 South Hope Street
                                 Los Angeles, CA 90071

                        CALCULATION OF FILING FEE

       Transaction Valuation*                 Amount of Filing Fee*

            ------------                           ------------

* Not applicable.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:
         Form or Registration No.:
         Filing Party:
         Date Filed:
[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
         [ ]  third-party tender offer  subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.
[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         On June 11, 2002, the Company filed a preliminary communication on Schedule TO regarding a proposed transaction with eTechLogix, Inc., an Arizona corporation. The proposed transaction has been canceled. A press release discussing the cancellation was filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on the same date as this Amendment No. 2 to Schedule TO, and is incorporated herein by this reference.

         This Schedule TO incorporates by reference a statement concerning forward-looking statements made under the Private Securities Litigation Reform Act of 1995. The safe harbors provided under the Act with respect to forward-looking statements are not available to statements made in connection with a tender offer.








































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